Exhibit 3(a)

                         [Mutual of America Letterhead]

July 21, 1999

Mutual of America Life Insurance Company
320 Park Avenue
New York, New York  10022

Dear Sirs/Madams:

This opinion is furnished in connection with the filing of the Registration Statement on Form S-6 ("Registration Statement") of Mutual of America Separate Account No. 3 (the "Separate Account") of Mutual of America Life Insurance Company ("Mutual of America") and of Mutual of America, as depositor. The Registration Statement covers an indefinite number of units of interest in the Separate Account. Premiums to be received under individual variable universal life policies ("Policies") offered by Mutual of America may be allocated by Mutual of America to the Separate Account at Policyowners' discretion, to support reserves for the Policies.

The Policies are designed to provide life insurance protection and are to be offered in the manner described in the Prospectus included in the Registration Statement. The Policies will be sold only in jurisdictions where sales are authorized.

I have examined all corporate records of Mutual of America, other documents and laws as I consider appropriate as a basis for the opinion hereinafter expressed. On the basis of my examination, it is my opinion that:

1. Mutual of America is a corporation duly organized and validly existing under the laws of the State of New York.

2. The Separate Account is an account established and maintained by Mutual of America pursuant to the laws of the State of New York, under which income, gains and losses, whether or not realized, from assets allocated to the Separate Account are, in accordance with the Policies, credited to or charged against the Separate Account without regard to other income, gains or losses of Mutual of America. Although contractual obligations with respect to the funds of the Separate Account constitute corporate obligations of Mutual of America, the specific amounts payable from accumulation in the Separate Account in accordance with the Policies depend upon the investment experience of the Separate Account.
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3.    Assets allocated to the Separate Account will be owned by Mutual of
      America; Mutual of America is not a trustee with respect thereto. The Policies provide that the portion of assets of the Separate Account equal to the reserves and other Policy liabilities with respect to the Separate Account will not be chargeable with liabilities arising out of any other business Mutual of America may conduct, and that Mutual of America reserves the right to transfer assets of the Separate Account in excess of reserves and Policy liabilities to the general account of Mutual of America.

4. When issued and sold as described above, the Policies will be duly authorized and will constitute validly issued and binding obligations of Mutual of America in accordance with their terms. Purchasers of the Policies are subject only to the deductions, charges and fees set forth in the Prospectus.

I hereby consent to the use of this opinion as an exhibit to the Registration Statement and to the reference to my name under the heading "Legal Matters" in the Prospectus.

Sincerely,


/s/ Patrick A. Burns

Patrick A. Burns
Senior Executive Vice President
and General Counsel